ROBIN S. YONIS
Vice President
General Counsel
Office: (949) 219-6767
Fax: (949) 719-0804
E-mail Robin.Yonis@PacificLife.com
August 13, 2010
VIA EDGAR
Mr. Craig Ruckman
Office of Compliance
Inspection and Examinations
Securities and Exchange Commission
Washington, D.C 20549
Re: Response to comments regarding Pacific Select Fund, on behalf of the Multi-Strategy, Main Street Core and Managed Bond Portfolios (File No. 333-168061)
Dear Mr. Ruckman:
This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on August 9, 2010 with respect to the Form N-14 proxy/registration statement of Pacific Select Fund (the “Fund”), on behalf of the Multi-Strategy, Main Street Core and Managed Bond Portfolios, filed on July 9, 2010 pursuant to the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff comments followed by the Fund’s responses. We note that you indicated that none of these comments are considered material.
1.	Comment: The cover page of the Fund’s N-14 filing, filed on July 9, 2010, indicates that the filing would become effective immediately upon filing pursuant to Rule 485(b). Please file a pre-effective amendment to indicate effectiveness 30 days after filing pursuant to Rule 488 and request accelerated effectiveness.

Response: We have filed accordingly.

2.	Comment: In the “Dear Owner” and “Notice” letters, please include a brief statement regarding shareholder voting revocation rights.

Response: A statement regarding shareholder revocation rights has been added to the Notice. However, we determined not to add the same language to the Dear Owner letter as there are no voting instructions mentioned in the Dear Owner letter so information about how to revoke instructions does not appear to be necessary in that letter.

3.	Comment: In the Introduction section, please include the 1933 Act file numbers for any documents incorporated into the N-14 proxy/prospectus by reference.

Response: The N-14 proxy/prospectus has been amended accordingly.
4.	Comment: In the summary section of the N-14, please highlight the major differences between the portfolios.

Response: The N-14 has been amended accordingly.

5.	Comment: In the “Information About the Reorganization” section, please discuss dissenter’s rights of appraisal.

Response: We have not included discussions regarding dissenters’ rights of appraisal because we do not believe that the Fund is required to include such disclosure. Item 7(c)(1) of Form N-14 requires the N-14 to include the information called for by Item 3 of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934. Instruction 2 to Item 3 of Schedule 14A states that registered open-end investment companies are not required to respond to this Item. Accordingly, since the Fund is an open-end investment company, we do not believe that the Fund is required to include disclosure regarding dissenters’ rights of appraisal. Moreover, because appraisal rights do not apply in this context, we believe adding disclosure about the absence of appraisal rights could potentially confuse shareholders.

6.	Comment: Please describe how each of the factors considered by the Board impacted their final decision to approve the Reorganization.

Response: We are unaware of any requirement in Form N-14 or Schedule 14A that requires this type of disclosure. Additionally, we believe that the current disclosure adequately describes and addresses the various factors the Board considered and the processes used in coming to its final determination to approve the Reorganization. As noted in the N-14 proxy/prospectus, it was the various factors, taken together, that led the Board to its final determination. Therefore, we have not revised the disclosure.

7.	Comment: Please also include in the Summary section the discussion regarding the percentage allocation of reorganization expenses that will be paid by the Portfolio and the advisor, which is currently discussed in the “Expenses of the Reorganization” section.

Response: The N-14 has been amended accordingly.

8.	Comment: In the “General Information Regarding the Proxy” section, when discussing proportional voting, please include a statement that a small number of contract owners may determine the outcome of the proxy.

Response: The N-14 has been amended accordingly.
As we discussed, all of the changes referred to above will be reflected in the Rule 497 filing to be made with the SEC. If you have any other comments or questions regarding this matter, please contact me.
Sincerely,
/s/ Robin S. Yonis